EXHIBIT 99.4

ADB SYSTEMS INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

ADB Systems International Ltd. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.        Date of Material Change

May 18, 2006

Item 3.        News Release

A press release disclosing the nature and substance of the material change was issued through the facilities of CanadaNewsWire on May 18, 2006 and was filed on SEDAR.

Item 4.        Summary of Material Changes

The Corporation announced on May 18, 2006 that pending shareholder approval, it will sell 100 percent of its Norwegian business unit to a group of investors, including some members of Norwegian management, for approximately $3 million (CDN) in cash and debt settlement.

The Corporation’s senior management and Board of Directors recommend that shareholders approve the financial transaction. ADB Shareholders will vote on the sale at the Corporation’s upcoming annual general meeting, scheduled for June 21, 2006 in Toronto. Pending shareholder approval of the transaction, ADB will initiate a name change.

Item 5.        Full Description of Material Change

The Corporation announced on May 18, 2006 that, pending shareholder approval, it will sell 100 percent of its Norwegian subsidiary ADB Systemer AS (“ADB Systemer”) to a group of investors, including some members of ADB Systemer management, for approximately $3 million (CDN) in cash and debt settlement (the “Share Sale”).

The Corporation’s senior management and Board of Directors recommend that shareholders approve the financial transaction. ADB shareholders will vote on the sale at the Corporation’s upcoming annual general meeting, scheduled for June 21, 2006 in Toronto. Pending shareholder approval of the transaction, the Corporation will initiate a name change.

Following the sale of ADB Systemer, the Corporation will retain access to all technology that will be used to service existing customers. The Corporation also remains committed to the continued evolution of its core suite of technologies that enable customers to optimize the lifecycle of their capital assets. In the UK, the Corporation will continue to benefit from existing client commitments. New UK business will be subject to a multi-year shared revenue arrangement with the acquiring company.

Shareholders of the acquiring company, ADB Systemer Holding as, include members of ADB Systemer’s management. Mr. Jan Pedersen, President of Nowegian Operations, and Tor Solberg, COO of ADB Systemer, are shareholders of ADB Systemer Holding as and the sale of shares to the company in which they are investors is a related party transaction under Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“OSC Rule 61-501”).

The Corporation’s Board of Directors, including the independent directors, considered the Share Sale agreement and unanimously passed a resolution approving the terms of the sale. Management has commissioned an independent valuation of ADB Systemer to assist in the determination of the fair market value of the company. The sale price of 15,000,000 NOK was determined by the Board of Directors to be consistent with the valuation amount determined by a third party valuation and was thus established as a reasonable valuation in light of various alternatives available to the Corporation. The insider participation to the Share Purchase is exempt from the valuation and minority approval requirements of OSC Rule 61-501 because the fair market value of the shares to be sold and the consideration to be given in exchange is less than 25 percent of the market capitalization of the Corporation. The material change report regarding the announcement of the Share Sale is being filed approximately 5 weeks prior to closing of the Share Sale transaction. The Sale Share transaction is subject to TSX approval.

A copy of the above mentioned Share Purchase Agreement was filed on SEDAR on May 30, 2006.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.        Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.        Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9.        Date of Report

May 30, 2006